UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-15 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2004

Commission File Number: 001-14568

IPSCO INC.

(Exact name of registrant as specified in its charter)

P.O. Box 1670, Regina, Saskatchewan, Canada, S4P 3C7

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____

Form 40-F   x

Indicated by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1). _____

Note:  Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note:  Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holder, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicated by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes

[   ]

No

[ x ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  82-_____.

Exhibit Index

Exhibit #	Description	Page #
I	News Release – IPSCO Installing Steel Plate Heat Treating Capacity	1-2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IPSCO Inc.

Date: July 29, 2004

By: s/George Valentine

_______________________

George Valentine

Vice President, General Counsel

and Corporate Secretary

                                                                                                                                                                     News Release

For Immediate Release

IPSCO INSTALLING STEEL PLATE HEAT TREATING CAPACITY

[Lisle, Illinois] [July 29, 2004] -- IPSCO Inc. (NYSE/TSX:IPS) IPSCO announced today that it is proceeding with the construction of a world-class steel plate heat treating complex, subject to completing certain contracts. The facility will produce both Quench and Tempered (Q&T) and Normalized steel plate and is part of the Company’s strategic direction to increase its value added mix and to better meet the needs of its customers.

The Q&T product range will be in thicknesses up to 1” thick and widths up to 100” wide. Normalized product will be made up to 3” thick and 120” wide.  Both lines will produce the full range of grades currently used in the market together with proprietary grades.

The Heat Treating facility will be located at one of IPSCO’s two Plate Mills located in the United States and will process steel made in the Company’s facilities.  The final location has yet to be determined based on consideration of site specific issues, including regulatory approvals.  The complex is expected to be in commercial production early in 2006.

“We are delighted to be able to provide this value added processing to our customers,” said David Sutherland, President and CEO of the Company.  “After the dramatic changes in the plate industry through the past decade, IPSCO is pleased to be able to bring a modern alternative supply capability to the specialized heat treated plate market.  We have strong indications of customer support for this facility, which has justified the decision to proceed,” he concluded.

Heat treated steel plate is used throughout the manufacturing and construction sector in applications where strength, hardness and toughness beyond those available from as-rolled material are required.

For further information on IPSCO, please visit the company’s web site at: www.ipsco.com

EXHIBIT I

This news release contains forward-looking information with respect to IPSCO’s operations and beliefs. Actual results may differ from these forward-looking statements due to numerous factors, including, but not limited to, weather conditions affecting the oil patch; drilling rig availability; demand for oil and gas; supply, demand and price for scrap metal and other raw materials; supply, demand and price for electricity and natural gas; demand and prices for products produced by IPSCO; general economic conditions and changes in financial markets. These and other factors are outlined in IPSCO’s regulatory filings with the Canadian securities regulators (at www.sedar.com) and the Securities and Exchange Commission, including those in IPSCO’s Annual Report for 2003, its MD&A, particularly as discussed under the heading “Business Risks and Uncertainties,” its Annual Information Form, and its Form 40-F.

Company Contact:

Vicki Avril

Senior Vice President and Chief Financial Officer

Tel. 630-810-4769

Release #04-26

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